June 9, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Ada D. Sarmento

Re:	Avidity Biosciences, Inc.
Registration Statement on Form S-1 (File No. 333-238612)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that between June 8, 2020 and the date hereof, approximately 3,700 copies of the Preliminary Prospectus, dated June 8, 2020, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 11, 2020 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC
SVB LEERINK LLC
CREDIT SUISSE SECURITIES (USA) LLC
WELLS FARGO SECURITIES, LLC

As representatives of the Underwriters

COWEN AND COMPANY, LLC

By:	/s/ Tanya Joseph
Name:	Tanya Joseph
Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Daniel Dubin
Name:	Daniel Dubin
Title:	Vice Chairman

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Hoffman
Name:	John Hoffman
Title:	Managing Director, ECM

WELLS FARGO SECURITIES, LLC

By:	/s/ Geoffrey Goodman
Name:	Geoffrey Goodman
Title:	Managing Director

[Signature Page to Acceleration Request Letter]